BRUSSELS		SAN FRANCISCO
CENTURY CITY	37th Floor, Yin Tai Centre, Office Tower No. 2 Jianguomenwai Avenue Beijing 100022 TELEPHONE (86) 10-6563-4200 FACSIMILE (86) 10-6563-4201 www.omm.com	SEOUL
HONG KONG		SHANGHAI
JAKARTA†		SILICON VALLEY
LONDON		SINGAPORE
LOS ANGELES		TOKYO
NEWPORT BEACH		WASHINGTON, D.C.
NEW YORK

WRITER’S DIRECT DIAL
(86) 10-6563-4209
September 30, 2013
WRITER’S E-MAIL ADDRESS
droberts@omm.com

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel
Assistant Director

Re:	China Distance Education Holdings Limited
Form 20-F for the Year Ended September 30, 2012
Filed January 31, 2013
File No. 001-34122

Ladies and Gentlemen:

On behalf of China Distance Education Holdings Limited (the “Company”), set forth below are the Company’s responses to your comment letter dated September 16, 2013 (the “Letter”) with respect to the above-referenced Form 20-F (the “2012 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2013.

For your convenience, we have reproduced the comment from the Commission’s staff (the “Staff”) in bold prior to the response to such comment. All references in the Company’s response to pages and captioned sections are to the 2012 Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2012 Form 20-F.

    Licensed foreign lawyers only

†	In association with Tumbuan & Partners

September 30, 2013 - Page 2

Form 20-F for the Year Ended September 30, 2012

5. Accounts Receivable, Net

1.	We note that your allowance for doubtful accounts is 41% and 34% of gross accounts receivables for the years ended September 30, 2011 and 2012, respectively. We also note that most of the allowance is related to accounts receivables from government agencies which have been outstanding for more than a year. In this regard, tell us the following:

a. What efforts you have made to get paid from these government agencies;

b. Why you believe these government agencies are not paying you;

c. If and how timely have these government agencies paid you in the past; and

d. If and how you recognized revenue on these types of transactions.

The Company submits that bad debts relating to government agencies mainly stem from two businesses: the ITAT program, which provides Information Technology Application Training, or ITAT, to persons wishing to obtain an ITAT certificate issued by the Education Administration Information Center of the Ministry of Education (“EAIC”), and the business start-up training service, which provides government subsidized business start-up training courses to target university students, job seekers and individuals interested in learning how to start a business. Detailed information for these two types of businesses is presented in the following tables.

	Year ended September 30,
In US$ (‘000)	2012	2011
Net revenues from ITAT program	1,379	1,147
% of total net revenue	2.6%	2.8%
Net revenues from business start-up training service	2,174	1,182
% of total net revenues	4.2%	2.8%

	As of September 30,
In US$ (‘000)	2012	2011
Gross account receivables from ITAT program	2,699	2,231
% of total gross account receivables	43.7%	28.4%
Gross account receivables from business start-up training service	464	1,281
% of total gross account receivables	7.5%	16.3%

Bad debt allowance for ITAT program	1,324	884
% of total bad debt allowance	63.3%	27.7%
Bad debt allowance for business start-up training service	—	1,106
% of total bad debt allowance	—	34.7%

Net account receivables from ITAT program (aged less than a year or collected subsequent to year-end)	1,376	1,347
Net account receivables from business start-up training service (aged less than a year or collected subsequent to year-end)	464	175

A number of customers with individually insignificant bad debt allowance balances accounted for the remaining 37% of total bad debt allowance in the amount of US$0.8 million as of September 30, 2012 and the remaining 38% of total bad debt allowance in the amount of US$1.2 million as of September 30, 2011.

September 30, 2013 - Page 3

a.	What efforts you have made to get paid from these government agencies

The Company submits that its efforts to get paid from all customers begin prior to the signing of the service agreement and continue after services are rendered. The Company screens all potential customers and conducts a thorough credit check for each customer. This involves checking whether the entity has a valid business license issued by the State Administration for Industry and Commerce, reviewing any other relevant documents, and investigating the entity’s standing, reputation and performance and other credit indicators, such as government background. If the entity passes this credit check, the Company will enter into a formal written agreement, which will set forth general payment terms. After services are rendered and to forestall any potential disagreement regarding the accounts receivable due, the Company checks with the entity’s finance department on a monthly basis the accounts receivable amount. At the end of each quarter, if any accounts receivable remains unpaid, the Company contacts the entity to request immediate payment. Bad debt allowances are provided when a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical dealings, account balance aging (e.g. over one year) and prevailing economic conditions.

b.	Why you believe these government agencies are not paying you

The Company submits that with respect to the ITAT program, EAIC, which collected payments from ITAT program participants on behalf of the Company, made continuous partial payments to the Company but was unable to make full, timely payment. As a result, the Company established bad debt allowance for accounts receivable aged for a long time (e.g., over one year). In addition, the Company has terminated its cooperation with EAIC since July 1, 2013, it expects to collect the net accounts receivable balance as of July 1, 2013 based on terms specified in the termination agreement, and does not expect to incur further accounts receivable from EAIC or revenue from the ITAT program in the future.

The Company submits that with respect to the business start-up training service, the Company does not charge course participants fees for attending business start-up training courses. Instead, the Company receives subsidies from the relevant government agencies based on the services provided. The Company acquired the business start-up training service from a third-party individual, Mr. Liang Ma, in March 2009 and has operated the business through Zhengbao Yucai (“Yucai”), an entity wholly owned by Beijing Champion, since then. Mr. Liang Ma, who became the CEO of Yucai after the acquisition, later engaged in a competing business prohibited under the purchase agreement, and the Company subsequently filed an arbitration claim with the China International Economic and Trade Arbitration Commission (“CIETAC”) in January 2010. Although CIETAC ruled in the Company’s favor, this dispute forced the Company to replace Mr. Liang Ma and certain other members of the management and operations team. The abrupt personnel change disrupted communications with the government agencies involved in the business start-up training service. As a result, the Company’s management believed that the collection of unpaid accounts receivables generated in the year ended September 30, 2009 would be unlikely and established a full bad debt allowance of US$1.2 million in connection with such outstanding balance in fiscal year 2010. In fiscal year 2012, although Yucai repeatedly requested payment, it failed to recover the majority of the abovementioned accounts receivable. In view of the long-term strategic development of the business and the cooperation between Yucai’s new management team and the relevant government agencies, the Company’s management decided to write off in fiscal year 2012 the remaining bad debt allowance of US$1.1 million established in fiscal year 2010. Accounts receivable generated after Yucai’s new management team took over in 2010 were all collected within one year and no bad debt allowance was provided.

September 30, 2013 - Page 4

c.	If and how timely have these government agencies paid you in the past

The Company submits that government agencies are traditionally slow-paying due to their lengthy internal approval and payment processes. With respect to the ITAT program, 44% of the gross accounts receivable as of September 30, 2011 was collected by September 30, 2012 and 40% of the gross accounts receivable as of September 30, 2012 was collected by June 30, 2013. Based on historical experience, the gross accounts receivable balance as of September 30, 2012 may be fully collected within two years. With respect to the business start-up training service, gross accounts receivable generated after Yucai’s new management team took over in 2010 were all collected within one year.

d.	If and how you recognized revenue on these types of transactions

The Company submits that as disclosed on page F-24 of the 2012 Form 20-F, the Company’s revenue is recognized when the following conditions are met: (i) persuasive evidence of an arrangement exists; (ii) the service has been rendered; (iii) the fees are fixed or determinable; and (iv) collectability is reasonably assured. This applies to both the ITAT program and the business start-up training service. For the ITAT program, the four conditions are usually met upon the completion of services. For the business start-up training service, as qualified enrollments and the fees to be earned cannot be determined until the Company has received confirmation from government agencies regarding the number of students and fees to be received by the Company after the completion of services, the four conditions are usually met upon cash receipt or the receipt of confirmation from government agencies, whichever is earlier.

***

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-10-6563-4209, or by email at droberts@omm.com, or my colleague Ning Zhang at +86-10-6563-4252, or by email at nzhang@omm.com.

September 30, 2013 - Page 5

Sincerely,

/s/ David Roberts
David Roberts of O’Melveny & Myers LLP

cc:	Mr. Ning Zhang, Esq.
O’Melveny & Myers LLP

Ms. Ping Wei
China Distance Education Holdings Limited

Ms. Elsie Zhou
Ms. Li Lin
Deloitte Touche Tohmatsu Certified Public Accountants, LLP